Simpson Thacher & Bartlett llp

425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

VIA EDGAR

May 19, 2021

Re:	Bright Health Group, Inc. Draft Registration Statement on Form S-1

Submitted April 22, 2021
CIK No. 0001671284

Eric Envall

J. Nolan McWilliams

Mark Brunhofer

Sharon Blume

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Bright Health Group, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its common stock, which amends the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the staff of the Division of Corporation Finance of the Commission (the “Staff”) on April 22, 2021. The Registration Statement has been revised to reflect that it has been filed rather than confidentially submitted, to reflect changes in response to the Staff’s comment letter, dated May 4, 2021 (the “Comment Letter”), relating to the Draft Registration Statement, and to reflect certain other changes, including the presentation of unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2021 and related disclosure throughout the Registration Statement. In addition, the Company has filed certain exhibits with the Registration Statement and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.

Securities and Exchange Commission	-2-	May 19, 2021

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Bright Health’s Businesses, page 5

1.	Refer to your response to comment 3. Please revise the new language here and on page 98 to note that the federal government and other governmental agencies were the source of 86% of your premium revenue rather than “most” of your premium revenue.

In response to the Staff’s comment, the Company has revised its disclosure on page 103.

Notes to Consolidated Financial Statements

Note 18. Subsequent Events, page F-39

2.	Before you request effectiveness of your registration statement, please revise your document to include your preliminary estimate of the assets acquired and liabilities assumed of Central Health Plan of California, Inc. and relevant other disclosures, including pro forma information, required by ASC 805-10-50-2. Otherwise, provide additional information to allow investors to evaluate the financial effect of the business combination and describe the individual disclosures that could not be made and the reason therefor as stipulated in ASC 805-10-50-1b and 50-4.

In response to the Staff’s comment, the Company has revised its disclosure on page F-8.

3.	You disclose the issuance of $40.0 million in Series E preferred stock in each of your acquisitions of Zipnosis, Inc. (Zipnosis) and Central Health Plan of California, Inc. (CHP). On page II-3, you disclose that you issued 1,424,801 shares of Series E preferred stock in the Zipnosis acquisition and 2,062,194 shares in the CHP transaction. As these transactions closed one day apart, please explain to us the significant difference between the apparent $28.07 per share value in the Zipnosis transaction and the apparent $19.40 per share value in the CHP transaction. In addition, please explain to us the underlying progression in value from the $20.4177 per share Series E preferred stock issuance price in October 2020 to these apparent per share values.

Securities and Exchange Commission	-3-	May 19, 2021

In response to the Staff’s comment, the Company advises the Staff that the purchase consideration disclosed on page F-39 of the Draft Registration Statement was preliminary, as the Company was in the process of determining the fair value of the Series E preferred stock as of March 31, 2021 in accordance with ASC 805, Business Combinations. As such, the Company’s initial disclosure of the preliminary purchase consideration for the Zipnosis and CHP acquisitions used the estimated price of the Series E preferred stock that was agreed-upon over the course of each transaction that occurred prior to their respective closing dates. The Company respectfully advises the Staff that the difference in the agreed-upon prices was primarily due to the timing of the transactions, as the Company entered into definitive purchase agreements with CHP and Zipnosis in November 2020 and March 2021, respectively. The prices included in the agreements were high-level estimates at those points in time.

The Company also advises the Staff that, subsequent to its confidential submission of the Draft Registration Statement on April 22, 2021, the Company obtained a draft third party valuation that determined the fair value per share of the Series E preferred stock was $23.15 as of March 31, 2021. This fair value represents a 13.4% increase from the $20.4177 per share Series E preferred stock issue price in the Company’s October 2020 Series E preferred stock fundraise. On an annualized basis, this is suggestive of a 28.8% rate of return on the Series E preferred stock. The Company believes that, considering the stage of development of the Company’s business, this underlying progression in value of the Series E preferred stock reasonably represents the Series E preferred stockholders’ expectations with respect to a rate of return. Based on the foregoing analysis, the Company utilized the $23.15 per share price to determine an updated fair value of the purchase consideration in the CHP and Zipnosis acquisitions in accordance with ASC 805-20-30-7, Business Combinations and ASC 820, Fair Value Measurement. The share price of $23.15 resulted in preliminary non-cash purchase consideration of $47.7 million for CHP and $33.0 million for Zipnosis, which has been reflected in Note 2, Business Combinations, of the Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2021, and included in the Company’s revised disclosures on pages F-8 and F-9.

* * * * * * *

Please do not hesitate to call William Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Bright Health Group, Inc.

G. Mike Mikan

Catherine R. Smith

Keith Nelsen

Goodwin Procter LLP

Bradley C. Weber

Gregg L. Katz

Kim S. de Glossop